List of Subsidiaries of American Community Newspapers Inc.

Subsidiary	Immediate Parent	Jurisdiction of Formation and Type of Entity
American Community Newspapers LLC	American Community Newspapers Inc.	Delaware limited liability company
Amendment I, Inc.	American Community Newspapers LLC	Virginia corporation